NEWALTA
Better ways to manage waste


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2005
WASH, D.C.
SECTION

May 12, 2005

Securities and Exchange Co[redacted]
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549


05008531

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Interim Report for the three months ended March 31, 2005 including interim financial statements and Management's Discussion and Analysis;

2. Form 52-109 FT2 - Certification of Annual Filings during Transition Period – CEO; and

3. Form 52-109 FT2 - Certification of Annual Filings during Transition Period – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
JUN 0 2 2005
THOMSON
FINANCIAL



Took Whiteley
General Counsel

:vz
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NAL.UN: TSX

NEWALTA INCOME FUND • QUARTERLY REPORT • 2005 • NEWALTA.COM

Q1 FINANCIAL AND OPERATIONAL HIGHLIGHTS

- First quarter revenue increased $5.6 million or 13%, and cash flow [2] increased 12% to $15.4 million, or $0.56 per unit, compared to $13.8 million, or $0.51 per unit.
- Oilfield revenue increased by $5.4 million or 19%, and net margin [4] increased by $3.3 million or 25%. A significant portion of the increased revenue and net margin was associated with growth in on-site services, satellites and partnerships as a result of growth capital expenditures completed in 2004.
- Industrial revenue increased by 1% to $14.3 million and net margin decreased $0.5 million. High crude oil prices continued to impact Industrial, resulting in a reduction to net margin of $0.4 million. Excluding the impact attributable to these high crude oil prices, Industrial's revenue was up $0.5 million and net margin was down $0.1 million. The first quarter is typically the slowest quarter for Industrial due to freezing conditions.
- Cash distributed of $8.9 million was 61% of the cash available for growth and distributions of $14.6 million.
- Monthly distributions to unitholders were increased 20% from 12.5 cents to 15.0 cents per unit commencing with the March 2005 distribution.
- Maintenance capital was $0.9 million compared to $1.0 million in 2004. Total maintenance capital for 2005 is estimated to be approximately $9.0 million.
- Growth and acquisition capital expenditures were $12.3 million compared to $14.3 million in 2004.
- On March 1, 2005, we acquired an Oilfield facility in Green Court, Alberta for total cash consideration of $8.0 million. In addition, on April 15, 2005, we acquired an Oilfield facility in Plover Lake, Saskatchewan for total cash consideration of $4.0 million. Total capital expenditures for 2005, excluding any additional acquisitions, are estimated to be approximately $54.0 million.
- During the quarter, a total of $1.3 million of distributions was reinvested by unitholders in our DRIP Program, representing an average participation rate of approximately 13%.
- Our liquidity and capital resource capacity remains strong with a working capital ratio of 1.97; a long-term debt to 12-month trailing EBITDA ratio of 0.83; and $34.6 million of the $90.0 million credit facility unutilized as of March 31, 2005.

DELIVERING SUPERIOR VALUE



File No. 82-34834

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to, general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The following discussion and analysis should be read in conjunction with the consolidated interim financial statements of the Fund for the three months ended March 31, 2005, the consolidated financial statements of the Fund and notes thereto, the Management's Discussion and Analysis and the Annual Information Form of the Fund for the year ended December 31, 2004, and consolidated interim financial statements of the Fund and the notes thereto and the Management's Discussion and Analysis for the three months ended March 31, 2004.

Information for the three months ended March 31, 2005, along with comparative information for 2004, is provided.

This Management's Discussion and Analysis is dated May 5, 2005 and takes into consideration information available up to that date.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Three Months Ended March 31 (unaudited) ($000's, except per unit data)	2005	2004	% INCREASE (DECREASE)
Revenue	48,487	42,888	13
Operating income	11,015	10,260	7
Net earnings	9,795	9,872	(1)
Earnings per unit($)	0.36	0.37	(3)
Diluted earnings per unit($)	0.35	0.36	(3)
EBITDA[1]	16,067	13,845	16
Trailing 12 month EBITDA	57,148	52,577	9
Cash flow[2]	15,400	13,801	12
- per unit($)	0.56	0.51	10
Maintenance capital expenditures	881	1,024	(14)
Principal repayments	—	750	(100)
Cash available for growth and distributions[3]	14,574	12,022	21
- per unit -$	0.53	0.45	18
Distributions declared	10,954	9,021	21
- per unit -$	0.40	0.335	19
Cash distributed	8,913	8,456	5
Growth and acquisition capital expenditures	12,362	14,265	(13)
Weighted average units outstanding	27,343	26,878	2
Total units outstanding	27,486	27,075	2

[1] EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of operations and accumulated earnings as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities.

[2] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other funds or entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow and cash flow per unit throughout this document are based on operating cash flow before changes in non-cash working capital and asset retirement costs.

[3] Management uses cash available for growth and distributions to supplement cash flow as a measure of operating performance and leverage. Cash available for growth and distributions as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other funds or entities. The objective of this non-GAAP measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs plus net proceeds on sales of fixed assets. All references to cash available for growth and distributions throughout this document have the meaning set out in this note.

[4] Management uses net margin to analyze divisional operating performance. Net margin as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other funds or entities. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is defined as revenue less operating and depreciation, amortization and accretion expenses.

OVERALL PERFORMANCE

Revenue for the first quarter increased 13% to $48.5 million compared to $42.9 million in 2004. The Oilfield division ("Oilfield") was the primary source for the revenue increase, providing a $5.4 million or 19% increase over last year. Net margin in Oilfield increased by 25% to $16.5 million compared to $13.2 million in 2004. Significant contribution to Oilfield revenue and net margin was provided by growth capital initiatives related to the expansion of on-site services, satellites and partnerships which were completed in 2004. Increased crude oil prices resulted in an additional $1.0 million contribution to Oilfield revenue and net margin in the first quarter. Strong Oilfield performance was tempered however, by unseasonably warm temperatures which led to early spring break-up conditions. Industrial division ("Industrial") revenue increased $0.2 million to $14.3 million from $14.1 million and net margin declined $0.5 million to $1.0 million compared to 2004. High crude oil prices continued to impact Industrial, resulting in a reduction to net margin of $0.4 million due to decreased collection revenue and increased transportation fuel costs. Excluding this effect, Industrial's first quarter performance was consistent with expectations. The first quarter is typically Industrial's weakest quarter due to the restricted ability to transport liquid materials during the winter months. The seasonal nature of the Industrial business has been accentuated with recent acquisitions, which experience low market activity levels during freezing conditions, and therefore increased contribution to revenue and net margin is not expected until the second and third quarters.

Cash flow increased 12% to $15.4 million compared to $13.8 million in 2004. Maintenance capital expenditures, which are funded from cash flow, were $0.9 million compared to $1.0 million in 2004. Cash available for growth and distribution increased 21% to $14.6 million compared to $12.0 million in the same quarter of 2004 due to increased cash flow and the elimination of principal repayments. Cash distributed to unitholders represented 61% of cash available for growth and distributions. Distributions were increased from 12.5 cents to 15.0 cents per unit commencing with the March 2005 distribution.

Growth capital expenditures of $4.3 million were incurred in the quarter compared to $3.6 million in 2004. Contribution from the growth capital expenditures made in 2004 was experienced in Oilfield, but was modest in Industrial due to seasonality. Total acquisition expenditures were $8.0 million compared to $10.7 million in 2004.

Segmented information is discussed in further detail in the Results of Operations.

RESULTS OF OPERATIONS

Combined divisional net margin in the first quarter increased $2.8 million or 19% to $17.4 million compared to $14.6 million in 2004. The increase in net margin was predominantly attributable to growth capital initiatives and acquisitions completed in 2004. Higher crude oil prices contributed a net $0.6 million increase in combined divisional net margin compared to 2004.

OILFIELD

Oilfield recovers and resells crude oil from oilfield waste. Oilfield accounted for approximately 60% of Newalta's total assets and generated 70% of Newalta's revenue in the first quarter. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue comes from day to day production related waste. Revenue is also impacted by

oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI is estimated to impact operating income by approximately $0.5 million.

Oilfield revenue of $34.2 million increased 19% compared to $28.7 million in 2004. Of the $5.4 million in incremental revenue in the first quarter, over 70% was associated with the acquisition and expansion of satellite facilities as well as growth in on-site services and partnerships. The remainder of the revenue increase was largely attributable to increased crude oil prices. A shortened winter drilling program, however, reduced activity levels as road bans were implemented in the first week of March.

Recovered crude oil sales increased by 29% to $4.3 million compared to $3.3 million in 2004. Oil sold for Newalta's account was unchanged at 83,355 barrels as compared to 83,034 barrels in the same quarter of 2004. The price per barrel sold increased by 29% to an average price of Cdn $50.73 per barrel compared to an average price of Cdn $39.47 per barrel in 2004. Total crude oil recovered from waste processing increased 2% to 319,161 barrels compared to 313,890 barrels in 2004.

Oilfield net margin increased by $3.3 million or 25% to $16.5 million compared to $13.2 million in the prior year, of which $1.0 million was attributable to increased crude oil prices. The remaining improvement in profitability was due to the impact of 2004 growth capital and acquisition expenditures as well as pricing increases. Operating costs as a percentage of revenue were reduced to 45% compared to 46% in the same quarter of 2004.

Acquisitions completed in the first quarter included an Oilfield facility in Green Court, Alberta acquired on March 1, 2005 for total cash consideration of $8.0 million. The impact of this acquisition on first quarter performance was modest. Growth capital expenditures in the division were $1.3 million compared to $2.0 million in 2004. Maintenance capital expenditures were $0.5 million compared to $0.4 million in 2004.

The outlook for Oilfield for the remainder of 2005 remains positive. Activity levels are expected to remain strong as producers take advantage of favourable market conditions and robust commodity prices. Growth capital investments and acquisitions made in 2004 are expected to continue to positively impact 2005 performance. These conditions, combined with the impact of management initiatives, a plan to develop complementary services and an aggressive growth program, should result in continued strong results.

INDUSTRIAL

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. Industrial accounted for 35% of Newalta's total assets and generated 30% of Newalta's total revenue for the quarter ended March 31, 2005. Industrial produces various resaleable products from waste lubricating oil, including base oils, refinery feedstocks, industrial fuels and carrier fluids such as drilling oil. Approximately $6.6 million or 46% of revenue during the quarter was derived from product sales as compared to $7.0 million or 49% in 2004. The balance of Industrial's revenue was derived mainly from collection and processing fees, which increased 8% to $7.8 million from $7.2 million in 2004. Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive

market is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue for the first quarter increased $0.2 million or 1% to $14.3 million compared to $14.1 million in 2004. Net margin declined $0.5 million to $1.0 million compared to 2004. High crude oil prices continued to impact Industrial, resulting in a reduction to net margin of $0.4 million due to decreased collection revenue, as industrial fuel consumers sourced alternate fuel sources, and increased transportation fuel costs. Excluding this effect, Industrial's revenue was up $0.5 million and net margin was down $0.1 million. Revenue was also impacted by an extended preventative maintenance shutdown in the North Vancouver plant which was twice the duration of the shutdown last year. Because the first quarter is typically the slowest quarter for Industrial, planned maintenance and process improvements are performed during this period. The impact of acquisitions completed in 2004 provided a contribution to increased revenue but had only a modest impact on net margin. The recent acquisitions added to the already seasonal nature of Industrial, as they are site service oriented and heavily dependent on moving liquid materials. Because of freezing conditions during the first quarter, many Industrial projects are deferred until the second and third quarters. Additionally, mine work, such as road de-dust, does not commence until roads begin to dry in the spring. As a consequence, first quarter revenue historically accounts for approximately 21% of Industrial year-end revenue and contributes only approximately 10% of the year's net margin.

Growth capital expenditures in the first quarter were $0.4 million compared to $0.5 million in 2004. Maintenance capital expenditures were $0.2 million compared to $0.5 million in 2004.

Industrial will continue to focus on developing product markets, leveraging its centrifugation expertise in sludge processing, increasing utilization of its fleet of mobile equipment for site services, expanding waste water processing as well as identifying potential acquisitions of complementary businesses. This strategy, combined with the contribution from acquisitions and growth capital spending investments undertaken in 2004, is anticipated to contribute to strong performance for the remainder of 2005.

CORPORATE AND OTHER

Selling, general and administrative ("SG&A") costs increased $0.9 million or 22% to $5.0 million compared to the first quarter of 2004. SG&A costs decreased by $0.9 million compared to the fourth quarter of 2004 and were consistent with management's expectation of $5.0 million per quarter at current activity levels. SG&A costs as a percent of revenue were 10.4% compared to 9.6% in the same quarter of last year. The increase in first quarter SG&A costs was due primarily to increased salaries and related costs, increased corporate governance and other costs associated with growth in the business. Management's continued goal is to maintain SG&A costs, as a percent of revenue, at 10% or less.

Depreciation, amortization and accretion increased $0.9 million or 26% to $4.4 million compared to $3.5 million in the same quarter of last year. Included in depreciation, amortization and accretion was a $0.4 million loss on the disposal of redundant equipment. As a percentage of revenue, depreciation, amortization and accretion, excluding the loss on disposal, was comparable to the first quarter of 2004 at 8.3% of revenue.

Interest expense increased by $0.5 million to $0.6 million compared to $0.1 million in 2004. The increase was a result of higher average debt levels in the first quarter of 2005 compared to 2004. Long-term debt at the end of the first quarter was $47.6 million compared to $36.6 million in the prior year.

Income tax expense was $1.2 million compared to $0.4 million in 2004. Income tax expense was lower in 2004 due to a decrease in the Alberta corporate tax rate announced March 31, 2004 which resulted in a $0.7 million reduction to future income tax in that quarter. Current tax expense was related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2005, with the exception of large corporation taxes and provincial capital taxes.

Operating income increased by 7% to $11.0 million compared to $10.3 million in 2004.

Net earnings for the quarter were $9.8 million compared to $9.9 million in 2004. Diluted earnings per unit were $0.35 per unit compared to $0.36 in 2004. Cash flow increased 12% to $15.4 million or $0.56 per unit compared to 13.8 million or 0.51 per unit in 2004.

As at May 5, 2005 the Fund had 27,533,892 units outstanding and outstanding rights to acquire up to 1,205,186 units.

SUMMARY OF QUARTERLY RESULTS

	2005				2004			2003
($000s, except per unit data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	48,487	49,339	45,990	40,449	42,888	40,098	41,981	34,543
Operating income	11,015	8,941	11,447	8,095	10,260	9,938	12,186	5,676
Net earnings	9,795	8,364	10,088	7,880	9,872	9,171	9,740	5,853
Earnings per unit($)	0.36	0.31	0.37	0.29	0.37	0.35	0.43	0.26
Diluted earnings per unit($)	0.35	0.30	0.36	0.28	0.36	0.35	0.42	0.26
Weighted average units	27,343	27,265	27,244	27,147	26,878	25,966	22,907	22,196
Diluted units	27,910	27,866	27,756	27,608	27,463	26,515	23,404	22,897

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial division. For the Oilfield division, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather

conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2004, quarterly revenues as a percent of total year-end revenue were 24% in the first quarter, 23% in the second quarter, 26% in the third quarter and 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

LIQUIDITY

For the three months ended March 31, 2005, Newalta generated cash flow of $15.4 million. Maintenance capital expenditures were $0.9 million compared to $1.0 million in 2004. No principal payments were made in the first quarter and according to the terms of the credit facility, no further principal repayments are due until July 2006, at the earliest. Cash distributed during the quarter represented 61% of cash available for growth and distributions. Monthly distributions were increased from 12.5 cents to 15.0 cents per unit commencing with the March 2005 distribution.

For the three months ended March 31, 2005, $5.7 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($ millions)	2005	2004
Cash flow	15.4	13.8
Maintenance capital	(0.9)	(1.0)
Proceeds on sale of capital assets	0.1	—
Principal repayments	—	(0.8)
Cash available for growth and distributions	14.6	12.0
Cash distributed	(8.9)	(8.5)
Excess cash	5.7	3.5

The Fund is restricted from declaring distributions and distributing cash if it is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the credit facility. At March 31, 2005, Newalta had a long-term debt to 12-month trailing EBITDA ratio of 0.83 and a working capital ratio of 1.97. Newalta does not have a stability rating.

At March 31, 2005, Newalta had working capital of $26.0 million, up from $21.4 million at December 31, 2004. The increase in working capital is primarily the result of the excess cash that was not distributed to holders of trust units. At current activity levels, working capital of $26.0 million is expected to be sufficient to meet the ongoing commitments and operational demands of the business.

During the interim period ended March 31, 2005, there has been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2004.

Newalta currently has a $25.0 million operating line to fund working capital and financial security requirements, of which $13.6 million was unutilized at March 31, 2005. Letters of credit provided as financial security to third parties totaled $7.8 million at March 31, 2005. In addition to the operating line, Newalta's credit facility also includes a $65.0 million

extendible term facility to fund growth capital and acquisition expenditures.

The total estimated cost for asset retirement at March 31, 2005 was $13.8 million. At March 31, 2005, $5.0 million of asset retirement costs has been accrued in the consolidated balance sheet.

Regulatory approval was received in the third quarter of 2004 for the Distribution Reinvestment Plan (the "DRIP") of the Fund. The DRIP provides eligible holders of trust units of Newalta with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the first quarter of 2005, a total of $1.3 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 13%, resulting in Newalta issuing 60,239 trust units.

CAPITAL RESOURCES

Total capital expenditures in the first quarter were $13.2 million compared to $15.3 million in 2004. Maintenance capital expenditures in the quarter were $0.9 million compared to $1.0 million in 2004. Total maintenance capital expenditures for 2005 are estimated to be approximately $9.0 million. Maintenance capital is funded from cash flow. A total of $4.3 million was spent on internal growth projects in the quarter compared to $3.6 million in 2004. It is estimated that spending on internal growth projects will be approximately $30.0 million for 2005. Total acquisition expenditures in the first quarter were $8.0 million compared to $10.7 million in 2004. On March 1, 2005, Newalta acquired an Oilfield facility in Green Court, Alberta for total cash consideration of $8.0 million. The total investment in the facility, including additional capital anticipated to be expended in 2005, is estimated to be $10.0 million. In addition, effective April 15, 2005, an Oilfield facility in Plover Lake, Saskatchewan was acquired for total cash consideration of $4.0 million. Including the Plover Lake acquisition, total capital expenditures for the year are estimated to be approximately $54.0 million, excluding any additional acquisitions. Future expenditures for growth capital will be funded from working capital and the extendible term credit facility. Sources of funding for acquisitions will be dependent on the size of the acquisition.

Total capital expenditures for the first quarter are summarized as follows:

($ millions)	2005	2004
Growth capital	4.3	3.6
Acquisitions	8.0	10.7
Total growth and acquisition capital	12.3	14.3
Maintenance capital	0.9	1.0
Total capital expenditures	13.2	15.3

Newalta's existing credit facility provides for a $25.0 million operating line plus a $65.0 million extendible term facility. At March 31, 2005, Newalta had $13.6 million of unutilized operating line and $21.0 million of unutilized extendible term facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount of these legal services in the first quarter of 2005 was $0.1 million compared to $0.1 million in 2004.

Newalta provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. in the first quarter of 2005 was $0.5 million (representing approximately 1% of the revenue of the Fund) compared to $0.2 million (representing approximately 0.5% of the revenue of the Fund) in 2004.

These transactions were incurred in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgement and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with the Corporation's engineers, estimates these costs based on current regulations, costs, technology, and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

VARIABLE INTEREST ENTITIES

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15 ("ACG-15"), *Consolidation of Variable Interest Entities,* which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of this new accounting guideline does not have an

impact on the consolidated financial statements of the Fund.

FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT, HEDGES, AND COMPREHENSIVE INCOME

The Accounting Standards Board ("AcSB") has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
- all remaining financial assets will be recorded at cost and amortized through the financial statements;
- a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- an update to Accounting Guideline 13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Fund is currently evaluating the impact of this new accounting guideline but its adoption is not expected to have an impact on the consolidated financial statements.

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts* which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, to all financial statements issued after January 19, 2005. Newalta does not have exchangeable shares and, accordingly, the adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 — 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

($000's) (unaudited)	March 31, 2005	December 31, 2004
ASSETS		
Current assets		
Accounts receivable	40,926	40,885
Inventories	7,160	7,214
Prepaid expenses	1,089	1,075
Future income tax	3,600	3,600
	52,775	52,774
Capital assets	263,245	255,197
Intangibles	4,078	3,212
Goodwill	13,212	13,212
Deferred costs	550	550
	333,860	324,945
LIABILITIES		
Current liabilities		
Accounts payable	22,675	27,996
Distribution payable *(Note 10)*	4,123	3,412
	26,798	31,408
Long-term debt *(Note 5)*	47,638	36,617
Future income taxes	42,417	41,347
Asset retirement obligation *(Note 11)*	5,009	4,875
	121,862	114,247
UNITHOLDERS' EQUITY		
Unitholders' capital *(Note 6)*	157,190	154,170
Contributed surplus	1,117	1,678
Accumulated earnings	127,262	117,467
Accumulated cash distributions *(Note 10)*	(73,571)	(62,617)
	211,998	210,698
	333,860	324,945

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

For the Three Months Ended March 31 ($000's) (unaudited)	2005	2004
Revenue	48,487	42,888
Expenses		
Operating	27,384	24,912
Selling, general and administrative	5,036	4,131
Interest	644	76
Depreciation, amortization and accretion	4,408	3,509
	37,472	32,628
Operating income	11,015	10,260
Provision for income taxes		
Current	150	125
Future *(Note 8)*	1,070	263
	1,220	388
Net earnings	9,795	9,872
Accumulated earnings, beginning of period, as reported	117,467	81,123
Cumulative effect of change in accounting policy *(Note 2b)*	—	139
Accumulated earnings, end of period	127,262	91,134
Earnings per unit *(Note 9)*	$ 0.36	$ 0.37
Diluted earnings per unit *(Note 9)*	$ 0.35	$ 0.36

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31 ($000's) (unaudited)	2005	2004
Net inflow of cash related to the following activities:		
OPERATING ACTIVITIES		
Net earnings	9,795	9,872
Items not requiring cash:		
Depreciation, amortization and accretion	4,408	3,509
Future income taxes	1,070	263
Stock compensation expense	127	157
	15,400	13,801
Increase in non-cash working capital	(1,036)	(3,395)
Asset retirement costs incurred	(40)	(23)
	14,324	10,383
INVESTING ACTIVITIES		
Additions to capital assets	(5,228)	(4,574)
Net proceeds on sale of capital assets	95	22
Acquisitions *(Note 4)*	(8,015)	(10,715)
Increase in non-cash working capital	(4,286)	(1,493)
Deferred costs	—	(3)
	(17,434)	(16,763)
FINANCING ACTIVITIES		
Issuance of units	1,002	1,902
Increase (decrease) in long-term debt	11,021	(751)
Distributions to unitholders	(8,913)	(8,456)
	3,110	(7,305)
Net cash inflow (outflow)	—	(13,685)
Cash — beginning of period	—	12,529
Cash — end of period	—	(1,156)
Supplementary information:		
Interest paid	657	224
Income taxes paid	148	134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 ($000'S)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in maximizing the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of facilities, the Corporation delivers waste management solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2004 as contained in the Annual Report for fiscal 2004.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended March 31, 2005 and 2004.

2) CHANGES IN ACCOUNTING POLICIES

A) VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline 15 ("ACG-15"), Consolidation of Variable Interest Entities, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of the standard does not have an impact on the consolidated financial statements of the Fund.

B) ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard was effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement

obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.8 million. The cumulative effect of this change in accounting standards was an increase to retained earnings at March 31, 2004 of $139.

3) SEASONALITY OF OPERATIONS

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial segment. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Corporation's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 27% and ranges from 24% to 30%.

4) ACQUISITIONS

a) On March 1, 2005 the Corporation acquired an oilfield facility in Green Court, Alberta. The amount of the consideration paid and the assets received were:

Total cash consideration	8,015
Plant and equipment	7,081
Intangibles	1,000
Asset retirement obligation	(66)
Total	8,015

b) The Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; and on March 31, 2004 acquired the business and assets of an industrial services company in Cranbrook, British Columbia. The amount of the consideration paid and the assets received were:

	January 1, 2004 Acquisition	March 1, 2004 Acquisition	March 31, 2004 Acquisition	TOTAL
Total cash consideration	2,012	4,000	4,703	10,715
Land	—	—	300	300
Plant and equipment	1,553	2,075	2,868	6,496
Intangibles	500	100	520	1,120
Petroleum and natural gas rights	—	500	—	500
Goodwill	—	1,400	1,030	2,430
Asset retirement obligation	(41)	(75)	(15)	(131)
Total	2,012	4,000	4,703	10,715

In both 2005 and 2004 the purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the date of acquisition, for each acquisition. Certain of the above amounts are management's current estimate of the known and expected fair values of the assets acquired, and may change as final information becomes known.

5) LONG-TERM DEBT

	MARCH 31, 2005	DECEMBER 31, 2004
Operating term facility	3,638	2,617
Extendable term facility	44,000	34,000
	47,638	36,617

The Corporation's credit facility provides for a $25,000 operating term facility plus a $65,000 extendable term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Banker's Acceptance ("BA") based rate, at the option of the Corporation. The operating facility charges interest at the lenders' prime rate, or at the BA rate plus 1.25%. The term facility charges interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review, with extension at the option of the lender. If an extension is not granted, principal repayments for the term loan would commence in 15 months at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating loan, subject to certain conditions, would be due in full in 12 months.

6) UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of Trust Units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000's)	UNITS/SHARES	AMOUNT
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP program	48	994
Units outstanding as at December 31, 2004	27,294	154,170
Contributed surplus on rights exercised	—	688
Rights exercised	132	1,002
Units issued under the DRIP program	60	1,330
Units outstanding as at March 31, 2005	27,486	157,190

On October 15, 2004, the Fund implemented a Dividend Reinvestment Plan ("DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distributions in units. Under the terms of the DRIP, reinvestment units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average TSX trading price for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.125 per unit for each of the months of January and February, 2005, increasing to $0.15 for the month of March 2005, for total declared distributions of $0.40 per unit for the period. During the period $8,913 of cash was distributed to unitholders ($8,456 during the same period in 2004).

7) RIGHTS TO ACQUIRE TRUST UNITS

(A) TRUST UNIT RIGHTS INCENTIVE PLAN

On March 18, 2005, directors, officers and employees of the Corporation exercised rights to acquire 107,800 units pursuant to the Trust Unit Rights Incentive Plan of the Fund for $1,001.

On March 22, 2005, rights to acquire up to 40,000 trust units were granted to certain employees of the Corporation. The fair value of the rights was estimated at $1.67 per right on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 7.5%; expected life of five years; and expected volatility of 19.75%.

(B) EXCHANGE RIGHTS

During the period, 24,001 Exchange Rights were exercised by directors, officers, and employees of the Corporation for $1.

8) INCOME TAX

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

9) EARNINGS PER UNIT

Basic per unit calculations for the periods ending March 31, 2005 and 2004 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

Three Months Ended March 31	2005	2004
Weighted average number of units	27,343	26,878
Net additional units if rights exercised	567	585
Diluted weighted average number of units	27,910	27,463

10) RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

Three Months Ended March 31	2005	2004
Cash flow from operations before non-cash working capital and asset retirement costs	15,400	13,801
Maintenance capital expenditures	(881)	(1,024)
Asset retirement and deferred costs	(40)	(26)
Net proceeds on sales of fixed assets	95	22
Principal repayments	—	(751)
Cash available for growth and distribution	14,574	12,022
Unitholder distributions declared	10,954	9,021
— per unit – $	0.400	0.335
Unitholder distributions – paid in cash	8,913	8,456
Unitholder distributions – units issued	1,330	—
— paid in cash – per unit $	0.326	0.315
— issued units – per unit $	0.049	—

RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS:

Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid in cash	(36,247)
Unitholder distributions declared	(3,412)
	(39,659)
Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(6,831)
Unitholder distributions declared	(4,123)
Balance, March 31, 2005	(73,571)

11) RECONCILIATION OF ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim the Corporation's facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $5,009 ($4,939 in 2004) based on a total estimated future liability of $13,800. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15-20 year range. The Fund used a discount rate of

8% and an inflation rate of 2% to calculate the present value of the asset retirement obligation.

Three Months Ended March 31	2005	2004
Asset retirement obligation, beginning of period	4,875	4,736
Additional retirement obligations added through acquisitions	66	131
Costs incurred to fulfill obligations	(40)	(23)
Accretion	108	95
Asset retirement obligation, end of period	5,009	4,939

12) TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to the Fund. The total cost of these legal services during the period was $84 compared to $61 in 2004.

The Corporation provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the period was $459 compared to $172 in 2004.

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13) COMPARATIVE FIGURES

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

14) SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

For the three months ended March 31 ($000's)	OILFIELD	INDUSTRIAL	INTER-SEGMENT	UNALLOCATED[2]	CONSOLIDATED TOTAL
2005					
External revenue	34,159	14,328			48,487
Inter segment revenue[1]	131	43	(174)		—
Operating expense	15,520	12,038	(174)		27,384
Depreciation, amortization and accretion	2,312	1,350		746	4,408
Net margin	16,458	983	—	(746)	16,695
Selling, general and administrative				5,036	5,036
Interest expense				644	644
Operating income	16,458	983		(6,426)	11,015
Capital expenditures	9,766	583		2,894	13,243
Goodwill	10,782	2,430			13,212
Total assets	201,213	115,602		17,045	333,860
2004					
External revenue	28,741	14,147			42,888
Inter segment revenue[1]	9	11	(20)		—
Operating expense	13,390	11,542	(20)		24,912
Depreciation, amortization and accretion	2,156	1,133		220	3,509
Net margin	13,204	1,483		(220)	14,467
Selling, general and administrative				4,131	4,131
Interest expense				76	76
Operating income	13,204	1,483		(4,427)	10,260
Capital expenditures	4,384	9,722		1,183	15,289
Goodwill	10,782	2,430			13,212
Total assets	176,472	101,315		12,947	290,734

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL [5]
Chairman of the Board
and Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1,3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3,4,6]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1,4]
Independent Businessman
Cambridge, Massachusetts

R.H. (DICK) PINDER [1,2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [2,3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2,4]
Independent Businessman
Calgary, Alberta

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance and Nominating Committee*
[4] *Environment, Health and Safety Committee*
[5] *Chairman of the Board*
[6] *Corporate Secretary*

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

J. CRAIG WILKIE
Vice President, Business Development

TOOK WHITELEY
General Counsel

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

BANKERS

Bank of Montreal
CIBC
Calgary, Alberta

STOCK EXCHANGE

The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company
Calgary, Alberta

NEWALTA.COM

We have expanded our website to include more detailed information on Newalta Income Fund and Newalta Corporation. For the most current news, visit newalta.com.

File No. 82-34834

NEWALTA

1200, 333 – 11 AVENUE SW

CALGARY, ALBERTA, CANADA

T2R 1L9

TELEPHONE (403) 266-6556

FAX (403) 262-7348


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2005
WASH, D.C.

FORM 52-109FT2

BARE CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ended March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 9, 2005

(signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund

FORM 52-109FT2

BARE CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Ronald L. Sifton, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ended March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 9, 2005

(signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President and Chief Financial Officer
of Newalta Corporation, the administrator of
Newalta Income Fund